
05011791

BRITISH AMERICAN TOBACCO

FILE No. 82-33

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

SUPPL

news release
www.bat.com

For immediate release: Friday 30 September 2005

British Columbia Decision

The following statement was issued by our Canadian subsidiary, Imperial Tobacco Canada Ltd, yesterday, Thursday 29 September 2005:

"**Montreal, September 29, 2005** – Today's Supreme Court of Canada's ruling reassures Imperial Tobacco Canada that it can have a fair trial and bring forward all the relevant information in any legal action undertaken by the B.C. government under the *Tobacco Damages and Health Care Recovery Act*. The company intends to vigorously defend itself in any trial initiated by that province.

It must be remembered that the decision rendered today does not in any way find any tobacco company to be liable, but merely allows the action already taken by the provincial government to continue.

"This case is not about tobacco and it's not about health, it's about abuse of power and a grotesque cash grab by the government. The B.C. legislation is a blueprint for any government in this country to facilitate a lawsuit against any industry or any person or group of persons that a provincial government decides to target," said Don McCarty, general counsel of Imperial Tobacco Canada. "This decision essentially means that it is open season on any industry that any government decides to take on for its own benefit. Industries such as fast food, alcohol, gaming and others are all now fair game for a statute of this kind.

"Governments in Canada currently collect more than $9 billion a year in taxes from the tobacco industry, which is more than 13 times the profit of Canadian tobacco companies," he added. Since 1970 they have collected more than $130 billion in tax revenues on the sale of tobacco products, and the B.C. government has directly collected more than $9 billion.

"We intend to fight for our right to a fair trial both before, during, and after the trial pursued by the B.C. government. We are confident in the numerous excellent and meritorious defences we intend to bring forward," McCarty said.

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This trial will take years to bring forward and to plead. Imperial Tobacco Canada will ensure that the conduct of all parties in the history of tobacco in this country is called to account, including the government itself, added McCarty. The role of governments in

the development and implementation of tobacco policy will be relevant to this lawsuit and must be fully explored.

We now hope that the B.C. government will take time to think carefully before deciding on a future course of action. The pursuit of a lawsuit to recover health care costs will be a lengthy and expensive process. We estimate the eight-year constitutional lawsuit has cost B.C. taxpayers well in excess of $20 million. And there will be no big pay out at the end of the day, even in the doubtful event that the lawsuit is successful.

There is a better way. As a tobacco company we operate under the strict regulation of both federal and provincial governments. We believe a more co-operative, non-confrontational relationship between the regulator and the regulated companies would serve everyone's interest.

Should this case proceed, we are confident that, when all the facts are brought out, we will be successful in our defense."

The question as to whether the Act can be enforced against a number of non-Canadian tobacco companies has still to be resolved. That issue will come before the British Columbia Court of Appeal in February 2006. Meanwhile, the claim is stayed against those companies pending the outcome of that appeal."

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